Exhibit 1.02

EATON CORPORATION plc
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2013
Eaton Corporation plc (Eaton, the Company, we, us or our) is required to perform a reasonable country of origin inquiry into the sources of conflict minerals and disclose the results of such diligence. Conflict minerals have been defined as tin, tantalum, tungsten and gold (the Minerals). The design of our due diligence and related results are described below.
A copy of Eaton Corporation plc's Conflict Minerals Report is publicly available at www.eaton.com under "Sustainability" in "Conflict Minerals".

1. COMPANY OVERVIEW
Eaton is a power management company providing energy-efficient solutions that help its customers effectively manage electrical, hydraulic and mechanical power. With 2013 net sales of $22.0 billion, the Company is a global technology leader in electrical products, systems and services for power quality, distribution and control, power transmission and lighting; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety.
Eaton has five business segments: Electrical Products, Electrical Systems and Services, Hydraulics, Aerospace and Vehicle. Major requirements for raw materials include iron, steel, copper, nickel, aluminum, brass, tin, silver, lead, molybdenum, titanium, vanadium, rubber, plastic, electronic components, insulating materials and fluids. Materials are purchased from many suppliers in various forms, such as extrusions, castings, powder metal, metal sheets and strips, forging billets, bar stock, and plastic pellets. We have a substantial number of suppliers that span across our five business segments. Our supply chain is multi-tiered and we are typically several levels removed from the mineral smelters. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the conflict minerals in our products. Our due diligence process, which is described more fully below, is designed to obtain this information.
For additional information about our business segments, including the wide variety of products manufactured in each segment, refer to Eaton's 2013 Form 10-K.

2. DESIGN OF DUE DILIGENCE
Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for tin, tantalum, and tungsten and for gold. In 2013, our due diligence effort was focused on creating the processes and structure necessary to evaluate the extent and country of origin of the Minerals in our products. To oversee our conflict minerals compliance process we established a conflict minerals steering committee, led by the Vice President of Supply Chain Management, with various executive-level representatives and subject matter experts from relevant functions. Eaton's supply chain organization is responsible for developing and implementing our conflict minerals compliance process and we have dedicated personnel in place to oversee this area. Our due diligence process included establishing dedicated conflict minerals teams, communicating our policy and initiatives internally, training our employees, evaluating and selecting technology tools, and developing and implementing a methodology for supplier solicitations.
Internal Communications, Training and Tools
Eaton established a Conflict Minerals Policy and developed training for our global Sales, Marketing, and Supply Chain personnel to describe our conflict minerals initiative, educate employees on our Conflict Minerals Policy, and explain how to respond to customer inquiries. An internal publication regarding conflict minerals, our compliance process and our Conflict Minerals Policy are available on our company-wide intranet. Training and communications are refreshed and reinforced periodically.
Additionally, in conjunction with our product stewardship programs, we evaluated numerous technology tools to assist with soliciting and tracking supplier compliance related to conflict minerals. We plan to implement these tools and will integrate them with our conflict minerals due diligence process.

Supplier Communications and Solicitations
Supplier Communications
We revised our Supplier Code of Conduct (the Code) and Supplier Excellence Manual (the Manual) to include provisions related to conflict minerals. The purpose of the Code and the Manual is to communicate expectations to our suppliers and provide the core set of tools, processes and systems that are to be used in the manufacture, design and development of parts, products and services supplied to Eaton and its business locations. The revision requires our suppliers to perform due diligence into their respective supply chains to determine whether products sold to us contain the Minerals and whether, and to what extent, those metals are sourced from conflict-free smelters, and to report to Eaton the results of this due diligence. Eaton's Conflict Minerals Policy, Supplier Code of Conduct and Supplier Excellence Manual are available on our website at www.eaton.com.
Supplier Identification and Solicitations
Determining the origin of the Minerals in our products requires, among other activities, the solicitation of our suppliers. In targeting our suppliers, we determined that our metal plating and electronic products were the products most likely to contain the Minerals. We also targeted certain suppliers where the content of the Minerals in the suppliers' products was unknown but whose materials were used extensively in the manufacture of our products. Based on this methodology, during 2013 we identified and solicited approximately 2,300 suppliers.
Solicitations were sent and responses were tracked utilizing the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC GeSI) template. The EICC GeSI template was developed to facilitate communication of information regarding smelters that provide raw materials or products in a company’s supply chain. Our solicitation letter includes an explanation of conflict minerals and the related legal regulations, a request for suppliers to comply with the regulations and respond to us, our contact information to direct any questions, and the EICC GeSI template. Additional solicitations were sent to suppliers that did not respond or did not provide sufficient information.

3. RESULTS OF DUE DILIGENCE
As noted above, approximately 2,300 suppliers were solicited during 2013. The majority of the responses stated that their materials did not contain the Minerals, the supplier was unable to determine whether the products they sold to us contained conflict minerals, or the supplier was still in the process of evaluating the source of the Minerals in their products.
During 2014, we will increase the number of suppliers solicited. Additionally, we will engage product engineering teams to evaluate the product specifications, which will allow us to identify products that do not contain the Minerals and refine our solicitation efforts around products that contain the Minerals. We also intend to enhance our production part approval process and first article inspection process as they relate to use of the Minerals.

4. MITIGATING RISK
We intend to enhance our due diligence process prospectively as follows:

•	Expand our solicitation process to include a greater number of suppliers.

•	Increase our interaction with suppliers, including directing them to training resources.

•
If suppliers are found to be supplying us with the Minerals from sources that support conflict in the Democratic Republic of Congo or any adjoining country, engage them to establish an alternative, conflict-free source of the Minerals.

•	Implement product stewardship technology tools to assist with soliciting and tracking supplier compliance.

•	Monitor relevant trade associations and the OECD to evaluate best practices in determining whether products contain conflict minerals.